FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Response)
1. Name and Address of Reporting Person* Bangs Nelson A. (Last) (First) (Middle) The Neiman Marcus Group, Inc. 1618 Main St.	2. Issuer Name and Ticker or Trading Symbol The Neiman Marcus Group, Inc. (NMG.A) 3. IRS or Social Security Number of Reporting Persons (Voluntary)	6. Relationship of Reporting Person(s) to Issuer (check all applicable) Director 10% Owner X Officer Other (specify below) Senior Vice President and General Counsel
(Street) Dallas Texas 75201	4. Statement for Month/Day/Year September 20, 2002	7. Individual or Joint/Group Filing (Check Applicable) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	5. If Amendment, Date of Original (Month/Day/Year)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if Any	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Bene- ficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Deriv- ative Sec- urity (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transac- Code (Instr. 8) Code V	5. Number of Deriv- ative secur- ities Acq- quired (A) or Disposed of (D) (Instr. 3, 4 and 5) (A) (D)	6. Date Exer- cisable and Ex- piration Date (Month/Day/ Year) Date Expira- Exer- tion siable Date	7. Title and Amount of Underlying Sec- urities (Instr. 3 and 4) Amount or Num- ber of Title Shares	8. Price of Deriv- ative Secur- ity (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Own- ership Form of Deriva- tive Secu- rity: Direct (D) or Indirect (i) Instr. 4	11. Na- ture of Indirect Benefi- cial Owner- ship (Instr. 4).
Nonqualified Stock Option (1)	$30.97	9-20-02	9-20-02	A	8,500	(1) 9-20-2008	Class A Common Stock 8,500	$30.97		D

Right to Receive Purchased Restricted Stock or Nonqualified Stock Option (2)	(2)	9-20-02	9-20-02	A	6,500	(2)	Class A Common Stock 6,500	(2)	45,000	D

Explanation of Responses:
(1)  Option granted pursuant to The Neiman Marcus Group, Inc. 1997 Incentive Plan, which includes tax withholding rights. Option vests on the third anniversary date of the grant and expires six years from the date of grant.
(2)  Represents the right to elect to receive either purchased restricted stock ("PRS") or to receive nonqualified stock options pursuant to The Neiman Marcus Group, Inc. 1997 Incentive Plan in a transaction exempt from Section 16(b) under Rule 16b-3. PRS is purchased at 50 percent of the fair market value on the date of the award and is subject to repurchase by the Company until the third anniversary date of the award in the event of the recipient's termination of employment. Nonqualified stock options are granted at fair market value on the date of the award, vest on the third anniversary date of the award and expire on the sixth anniversary date of the award.

** Intentional misstatements or omission of facts constitute Federal Criminal
Violations. See 18 U.S. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedures.

/s/ Nelson A. Bangs **Signature of Reporting Person	September 24, 2002 Date